Big Cat Energy Corp

       PO Box 500
       Upton, WY 82730
       307-468-9369
www ..bigcatenergy.com   OTCBB: BCTE

March   12, 2009

Jill Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE:    Big Cat Energy Corporation
          Form 10-K for the Fiscal Year Ended April 30, 2008
          Filed July 29, 2008
          File No. 001-13515

To Whom It May Concern:

Big Cat Energy Corporation responds to your comment letter dated March 9, 2009, by setting forth your comments below followed by the response of the Company:

Form 10-K for the Fiscal Year Ended April 30, 2008 – Statement of Operations, page F-3:

COMMENT 1:      We note that your spin off of Sterling Oil and Gas occurred during the year ended April 30, 2008.    Please clarify why you included the related impairment as a component of continuing operations rather than including such impairment within discontinued operations.   In addition, please tell us why you did not classify prior period activity of Sterling Oil and Gas as a component of discontinued operations. J  Refer to paragraphs 29 and 43 of FAS 144.

RESPONSE:   The item in question, the loss on valuation, relates to a valuation loss to Big Cat Energy Corporation’s investment in Sterling Oil and Gas Company, based on the value of a private placement by Sterling subsequent to the issue of common stock to Big Cat. The private placement was at an amount substantially below the $0.1794 valuation of the initial shares issued to Big Cat, therefore causing the valuation loss to be recorded by Big Cat. Sterling Oil and Gas did not exist prior to May 1, 2007; therefore there was no prior activity to classify as discontinued operations.

Item 9A(T).   Controls and Procedures, page 36.
COMMENT 2:     It does not appear that your management has completed its assessment of internal control over financial reporting as of April 30, 2008.   Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.   If management has completed its assessment, disclose your conclusion that your internal controls over financial reporting were effective or not effective, as applicable.   In completing your evaluation you may find the following documents helpful:   * * *

RESPONSE:  The Company proposes, on or before April 8, 2009, to amend and restate in its entirety its response to ITEM 9A(T), of its Form 10-K for the fiscal year ended April 30, 2008, in the form fully set forth below:

ITEM 9A(T) – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  The Company’s principal executive officer and principal financial officer are  responsible for establishing and maintaining adequate disclosure control over financial reporting, as defined in the Securities Exchange Act of 1934 Rule 13a-15(e).  The Company’s Board of Directors provides oversight to its financial reporting process.    The principal executive and principal financial officers evaluated the effectiveness of the design and operation of its disclosure controls and procedures during 2007.    Based on that evaluation, the Company’s principal executive officer and principal financial officer concluded that, as of April 30, 2008, its disclosure controls and procedures are effective.

Management’s Report on Internal Control Over Financial Reporting and Material Weaknesses.   Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Based on management’s assessment and those criteria, management concluded that the Company internal controls over financial reporting are not effective as of April 30, 2008.  The Company has a material weakness in its internal control over financial reporting in that it does not have a sufficient complement of personnel with appropriate training and experience to evaluate highly complex and/or unusual transactions under generally accepted accounting principles and Securities and Exchange Commission’s accounting interpretations. The independent registered public accounting firm of the Company has not audited the effectiveness of the Company's internal control over financial reporting due to an exemption from such requirement for 2007 annual reports of small business issuers.

Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that materially affected, or were reasonably likely to materially affect, the

Company’s internal control over financial reporting during the fourth quarter of the fiscal year ended April 30, 2008.

COMMENT 3:   We note your disclosure that “except as noted in the next paragraph” there were no changes in your internal control over financial reporting.   Please clearly state whether or not there were changes in your internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, without exceptions, limitations or other qualifying statements.   In this regard, we do not believe the guidance in Item 308T(b) of Regulation S-K allows for such qualifying language in the disclosure.    This comment also applies to your quarterly report on Form 10-Q for the period ended October 31, 2008.

RESPONSE:  See proposed change in Form 10K for the fiscal year ended April 30, 2008 above in response to Comment 3.  Also, the Company proposes on or before April 8, 2009, to amend and restate in its entirety its response to ITEM 4A(T), of its Form 10-Q for the quarter ended October 31, 2008, in the form fully set forth below:

ITEM 4T. CONTROLS AND PROCEDURES.  The Company’s Chief Executive Officer and the Principal Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of October 31, 2008. Based on this evaluation, the Chief Executive Officer and Principal Financial Officer concluded that, as of October 31, the Company’s disclosure controls and procedures are effective.

    A change in the Company’s internal controls over financial reporting occurred during the quarter ended October 31, 2008, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting, in that the Company determined in the event of the need to evaluate highly complex and/or unusual transactions under generally accepted accounting principles and the Securities and Exchange Commission’s accounting interpretations, management will retain and rely upon outside experts in accounting in the event of such transactions.

Exhibit 31.1 and 31.2
COMMENT 4:   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.   Please modify these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

RESPONSE:  the Certifications filed with the amendments to Forms 10-K and 10-Q will contain the following additional language from Item 601(b)(31):

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:  * * *

 (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Form 10-Q for the Quarterly Period Ended October 31, 2008
Condensed Balance Sheets, page 3.

COMMENT 5:   We reviewed the financial statements included in your interim report for the period ended October 31, 2008 and noted a discrepancy for the period as of April 30, 2008.   In this manner, the amounts of additional paid in capital and deficit accumulated during development stage reflected on the face of your balance sheet as of April 30, 2008, do not agree to those reflected in your condensed statements of shareholders’ equity.   Please advise or modify accordingly.

RESPONSE:  The Condensed Statement of Shareholder s’ Equity in the 10-Q for October 31, 2008 is incorrect. The Company will include the corrected Condensed Statement of Shareholders Equity, for October 31, 2008, see the attached Condensed Statement,  with the amended 10-Q which will be filled on or before April 8, 2009.

Statements of Stockholders’ Equity, page 5
COMMENT 6:    We note that during April 2008 and during the six months ended October 31, 2008, you completed the sale of units which include warrants to purchase your common stock.   Please clarify why you did not separately value the warrant issued in connection with the sale of units.   In doing so, please tell us if such warrants require classification as a derivative liability.  Refer to SFAS 133 and EITF 00-19.

RESPONSE:     In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in a Company’s Own Stock”, (EITF 00-19) and the terms of the warrants and the transaction documents, the warrants were determined to represent an equity transaction and therefore the fair value of the warrants are contained within the equity section and not separately recorded apart from the common shares issued as part of the private placement.

CLOSING COMMENTS:   Please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a letter that keys your responses to our comments and provides any requested information.  * * * In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
·	The company is responsible for the adequacy and accuracy of the disclosure in the filing:

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:     The separate statement by the Company with the above acknowledgements has been attached to this letter.

Very truly yours,
Big Cat Energy Corporation

RICHARD G. STIFEL
Richard G. Stifel
Principal Financial Officer and Secretary

Big Cat Energy Corp

       PO Box 500
       Upton, WY 82730
       307-468-9369
www ..bigcatenergy.com   OTCBB: BCTE

March 12, 2009

Jill Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE:    Big Cat Energy Corporation
          Form 10-K for the Fiscal Year Ended April 30, 2008
          Filed July 29, 2008
          File No. 001-13515

To whom it may concern:

Big Cat Energy Corporation in its responses to the SEC comment letter dated March 9, 2009 hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Big Cat Energy Corporation

RICHARD G. STIFEL
Richard G. Stifel
Principal Financial Officer and Secretary

BIG CAT ENERGY CORPORATION
(A Development Stage Company)

CONDENSED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED OCTOBER 31, 2008
AND THE CUMULATIVE PERIOD FROM INCEPTION (JUNE 19, 1997) TO OCTOBER 31, 2008 (UNAUDITED)

	Common Stock		Additional Paid-in Capital	Deficit Incurred During Development Stage	Total
	Shares	Par value $.0001

Balance, at Inception (June 19, 1997)
Stock issued for services upon inception at June 19, 1997 issued at par	500,000	$50	$–	$–	$50
Common stock cancelled March 2002	(500,000)	(50)	–	–	(50)
Sale of common stock at $0.10 per share, April 2002	1,114,000	111	111,289	–	111,400
Contributed services (January 2000 through April 2003)	–	–	10,425	–	10,425
Cumulative net loss	–	–	–	(132,543)	(132,543)

Balance, April 30, 2005	1,114,000	111	121,714	(132,543)	(10,718)
Sale of common stock March through April 2006 at $0.05 per share	7,400,000	740	369,260	–	370,000
Sale of common stock at March 2006 at $0.01 per share	2,500,000	250	24,750	--	25,000
Common stock issued in exchange for assets	12,450,000	1,245	22,745	--	23,990
Net loss	–	–	–	(145,182)	(145,182)

Balance, April 30, 2006	23,464,000	2,346	538,469	(277,725)	263,090
Sale of common stock (May through June 2006) at $0.50 per share	4,065,000	407	2,032,093	–	2,032,500
Sale of common stock (January 2007) at $0.75 per share	2,012,000	201	1,508,799	–	1,509,000
Offering costs	–	–	(21,752)	–	(21,752)
Contributed capital	–	–	22,582	–	22,582
Stock-based compensation (April 2007)	–	–	1,840,000	–	1,840,000
Net loss	–	–	–	(2,639,221)	(2,639,221)

Balance, April 30, 2007	29,541,000	2,954	5,920,191	(2,916,946)	3,006,199
Sale of common stock (October 2007) at $1.00 per share	500,000	50	499,950	--	500,000
Sale of units (April 2008) at $0.50 per unit	1,000,000	100	499,900	--	500,000
Spin off Sterling subsidiary	--	--	(844,050)	--	(844,050)
Stock-based compensation (April 2008)	--	--	2,360,000	--	2,360,000
Net loss	–	–	–	(4,378,294)	(4,378,294)

Balance, April 30, 2008	31,041,000	3,104	8,435,991	(7,295,240)	1,143,855

Sale of units (May 2008) at $0.50 per unit	1,000,000	100	499,900	--	500,000
Stock-based compensation	--	--	744,000	--	744,000
Net loss nine months ended October 31 2008	--	--	--	(1,288,881)	(1,288,881)

Balance October 31, 2008	32,041,000	$3,204	$9,679,891	$(8,584,121)	$1,098,974

See accompanying notes to condensed financial statements.